Exhibit 99.2

GDEV Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

GDEV Inc.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2026 (unaudited) and December 31, 2025

(in thousands of US$)

	Note	June 30, 2026	December 31, 2025
ASSETS
Non-current assets
Property and equipment		738	889
Right-of-use assets	15	1,792	1,047
Intangible assets		399	650
Goodwill		1,836	1,836
Investments in equity accounted associates	13	4,464	2,243
Deferred platform commission fees	22	45,934	54,554
Deferred tax asset	12	117	112
Other non-current investments	19	19,013	16,415
Loans receivable - non-current	14	334	318
Total non-current assets		74,627	78,064
Current assets
Indemnification asset	17,18	1,251	1,812
Trade receivables and other current assets	16	42,570	43,523
Loans receivable	14	176	1,172
Other investments	19	43,249	45,408
Prepaid tax	12	220	227
Cash and cash equivalents	20	78,242	62,908
Total current assets		165,708	155,050
Total assets		240,335	233,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital	21	—	—
Additional paid-in capital	21	30,078	30,107
Share-based payments reserve	21	144,973	144,601
Treasury share reserve	21	(33,104)	(33,104)
Translation reserve	21	8,236	7,054
Accumulated deficit		(201,874)	(239,222)
Equity attributable to equity holders of the Company		(51,691)	(90,564)
Total equity		(51,691)	(90,564)
Non-current liabilities
Lease liabilities - non-current	15	164	310
Long-term deferred revenue	22	70,506	91,114
Share warrant obligations		—	362
Total non-current liabilities		70,670	91,786
Current liabilities
Share warrant obligations		150	—
Lease liabilities - current	15	1,573	777
Trade and other payables	17	27,742	25,138
Provisions for non-income tax risks	18	723	1,008
Put option liabilities - current		15,002	15,002
Tax liability	12	4,227	1,832
Deferred revenue	22	171,939	188,135
Total current liabilities		221,356	231,892
Total liabilities		292,026	323,678
Total liabilities and shareholders’ equity		240,335	233,114

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2026 and 2025

(in thousands of US$)

		Six months ended	Six months ended	Three months ended	Three months ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	7	192,981	216,934	93,573	119,911
Costs and expenses
Cost of revenue:
Platform commissions	22	(37,844)	(45,662)	(17,788)	(25,208)
Game operation cost	8	(28,346)	(27,860)	(14,561)	(14,221)
Other operating income		592	470	521	54
Selling and marketing expenses	9	(69,183)	(94,565)	(32,678)	(52,503)
General and administrative expenses	10	(18,308)	(16,770)	(8,737)	(9,016)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16	(7)	(2)	(3)	(378)
Total costs and expenses		(153,096)	(184,389)	(73,246)	(101,272)
Profit from operations		39,885	32,545	20,327	18,639
Finance income	11	1,086	3,101	545	1,202
Finance expenses	11	(2,709)	(220)	(1,080)	(118)
Change in fair value of share warrant obligation and other financial instruments	25	213	100	73	213
Share of profit/(loss) of equity-accounted associates	13	2,221	(1,715)	1,745	(1,715)
Profit before income tax		40,696	33,811	21,610	18,221
Income tax expense	12	(3,348)	(2,920)	(1,666)	(1,596)
Profit for the period net of tax		37,348	30,891	19,944	16,625
Attributable to equity holders of the Company		37,348	30,891	19,944	16,625
Attributable to non - controlling interest		—	—	—	—
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		1,199	803	1,030	816
Foreign currency translation difference		1,183	869	972	800
Other		16	(66)	58	16
Total comprehensive income for the period, net of tax		38,547	31,694	20,974	17,441
Attributable to equity holders of the Company		38,547	31,694	20,974	17,441
Attributable to non-controlling interest		—	—	—	—

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	2.06	1.70	1.10	0.92
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	2.02	1.68	1.08	0.90

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2026 and 2025

(in thousands of US$ except number of shares)

									Equity
		Number		Additional	Share-based				attributable to
		of shares	Share	paid-in	payments	Treasury share	Translation	Accumulated	equity holders of
	Note	outstanding	capital	capital	reserve	reserve	reserve	deficit	the Company	Total
Balance at January 1, 2025		18,111,016	—	29,831	144,399	(33,104)	5,890	(248,545)	(101,529)	(101,529)
Profit for the period		—	—	—	—		—	30,891	30,891	30,891
Other comprehensive income		—	—	(66)	—		869	—	803	803
Total comprehensive income for the period		—	—	(66)	—	—	869	30,891	31,694	31,694
Share-based payments and exercise of options	26	19,074	—	104	309	—	—	—	413	413
Dividends	21	—	—	—	—	—	—	(60,011)	(60,011)	(60,011)
Total transactions with shareholders		19,074	—	104	309	—	—	(60,011)	(59,598)	(59,598)
Balance at June 30, 2025		18,130,090	—	29,869	144,708	(33,104)	6,759	(277,665)	(129,433)	(129,433)

									Equity
		Number		Additional	Share-based				attributable to
		of shares	Share	paid-in	payments	Treasury share	Translation	Accumulated	equity holders of
	Note	outstanding	capital	capital	reserve	reserve	reserve	deficit	the Company	Total
Balance at January 1, 2026		18,150,489	—	30,107	144,601	(33,104)	7,053	(239,222)	(90,565)	(90,565)
Profit for the period		—	—	—	—	—	—	37,348	37,348	37,348
Other comprehensive income		—	—	16	—	—	1,183	—	1,199	1,199
Total comprehensive income for the period		—	—	16	—	—	1,183	37,348	38,547	38,547
Share-based payments and exercise of options	26	—	—	(45)	372	—	—	—	327	327
Total transactions with shareholders		—	—	(45)	372	—	—	—	327	327
Balance at June 30, 2026		18,150,489	—	30,078	144,973	(33,104)	8,236	(201,874)	(51,691)	(51,691)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2026 and 2025

(in thousands of US$)

		Six months ended	Six months ended
	Note	June 30, 2026	June 30, 2025
Operating activities
Profit for the period, net of tax		37,348	30,891
Adjustments for:
Depreciation and amortization	8,9,10	1,029	3,272
Share-based payments expense	21	372	463
Share of profit/(loss) of equity-accounted associates	13	(2,221)	1,715
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16	7	2
Change in fair value of share warrant obligations and other financial instruments	25	(213)	(100)
Change in fair value of other investments	11	15	(182)
Interest income	11	(850)	(898)
Interest expense	11	39	44
Dividend income	11	(251)	(408)
Foreign exchange gain/loss	11	2,496	(1,613)
Income tax expense	12	3,348	2,920
		41,119	36,106
Changes in working capital:
Decrease in deferred platform commissions	22	8,620	9,651
Decrease in deferred revenue	22	(36,804)	(44,271)
Increase in trade and other receivables	16	(153)	(6,819)
Increase in trade and other payables	17	2,523	1,991
		(25,814)	(39,448)
Income tax paid		(514)	(422)
Interest received		—	—
Net cash flows (used in)/generated from operating activities		14,791	(3,764)

Investing activities
Acquisition of intangible assets		(2)	(3)
Acquisition of property and equipment		(69)	(194)
Investments in equity accounted associates	13	—	(1,715)
Loans granted	14	(94)	(368)
Proceeds from repayment of loans	14	1,086	316
Disposal of intangible assets and property and equipment		3	15
Acquisition of other investments	19	(9,500)	(14,147)
Proceeds from redemption of investments	19	9,455	4,085
Interest received	19	313	275
Dividends received	11	251	408
Net cash flows (used in)/generated from investing activities		1,443	(11,328)

Financing activities
Payments of lease liabilities	15	(608)	(342)
Dividends paid	24	—	(55,990)
Interest on lease	15	(39)	(44)
Net cash flows used in financing activities		(647)	(56,376)
Net increase/(decrease) in cash and cash equivalents for the period		15,587	(71,468)
Cash and cash equivalents at the beginning of the period	20	62,908	111,049
Effect of changes in exchange rates on cash held		(253)	1,972
Cash and cash equivalents at the end of the period		78,242	41,553

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.Reporting entity

GDEV Inc. (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp, a special purpose acquisition company (“Kismet”).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

These interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 24.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.Basis of presentation

2.1.Statement of compliance

The accompanying interim condensed financial statement that refer to the periods ended on June 30, 2026, have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on August 21, 2026.

2.2.Basis of presentation

These interim condensed consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.3.Basis of consolidation

The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

•Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
•Exposure, or rights, to variable returns from its involvement with the investee, and
•The ability to use its power over the investee to affect its returns.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

When the Group has less than a majority of the voting or similar rights of an investee, where control is exercised through voting rights, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•The contractual arrangement with the other vote holders of the investee,
•Rights arising from other contractual arrangements,
•The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an investee begins when the Group obtains control over the investee and ceases when the Group loses control over the investee. Assets, liabilities, income and expenses of an investee acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the investee. The financial statements of the investees are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

3.Summary of material accounting policies

The accounting policies have been applied consistently throughout the periods presented in these interim condensed consolidated financial statements and were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2025.

4.Accounting judgments, estimates and assumptions

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2025.

5.Segment reporting

A.Basis for segmentation

The Group operates through six operating segments based on the types of games, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd, Castcrown Ltd, Gamegears Ltd and Light Hour Games Ltd, while the last four of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing
Cubic Games Studio Ltd	Game development and publishing

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment Management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to the segments that operate in the same Group and is the primary measure reviewed by our Chief Operating Decision Maker.

The Company defines Management EBITDA as the net income/loss before income tax as presented in the Group’s consolidated financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates’ impairment, (ii) finance income and expenses, (iii) share of loss of equity-accounted associates, (iv) depreciation and amortization, (v) share-based payments expenses, (vi) net effect from recognition of deferred net revenues, (vii) impairment loss on trade receivables and loan receivables, (viii) change in fair value of share warrant obligations and other financial instruments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

For the three months ended June 30, 2026	Nexters Global Ltd	Cubic Games Studio Ltd	Other segments and corporate activities	Total
Segment revenue	90,298	1,003	2,272	93,573
Segment Management EBITDA	13,252	(2,882)	(5,370)	N/A

For the three months ended June 30, 2025	Nexters Global Ltd	Cubic Games Studio Ltd	Other segments and corporate activities	Total
Segment revenue	115,903	3,657	351	119,911
Segment Management EBITDA	805	(888)	(1,698)	N/A

For the six months ended June 30, 2026	Nexters Global Ltd	Cubic Games Studio Ltd	Other segments and corporate activities	Total
Segment revenue	185,565	3,446	3,970	192,981
Segment Management EBITDA	29,149	(4,700)	(11,932)	N/A

For the six months ended June 30, 2025	Nexters Global Ltd	Cubic Games Studio Ltd	Other segments and corporate activities	Total
Segment revenue	208,858	7,578	498	216,934
Segment Management EBITDA	8,309	(1,540)	(5,577)	N/A

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Profit before income tax
Management EBITDA for reportable segments	24,449	6,769	10,370	(83)
Management EBITDA for other segments	(11,932)	(5,577)	(5,370)	(1,698)
Net effect from recognition of deferred net revenues	28,184	34,620	15,704	22,788
Depreciation and amortization	(1,029)	(3,272)	(559)	(1,662)
Finance income	1,086	3,101	545	1,202
Finance expenses	(2,709)	(220)	(1,080)	(118)
Share-based payments expense	(372)	(463)	(336)	(382)
Impairment loss on trade receivables and loans receivable	(7)	(2)	(3)	(378)
Change in fair value of share warrant obligation and other financial instruments	213	100	73	213
Share of profit/(loss) of equity-accounted associates	2,221	(1,715)	1,745	(1,715)
Other operating income	592	470	521	54
Consolidated profit before income tax	40,696	33,811	21,610	18,221

6.Earnings per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the potentially dilutive instruments into ordinary shares.

The following reflects the earnings and number of shares used in basic and diluted loss per share computations for the three and six months ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Profit for the period net of tax attributable to ordinary equity holders of the parent for basic earnings	37,348	30,891	19,944	16,625

Weighted average number of ordinary shares for basic earnings per share	18,150,489	18,124,482	18,150,489	18,131,797
Weighted average number of ordinary shares for diluted earnings per share	18,508,238	18,420,761	18,471,952	18,519,769
Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	2.06	1.70	1.10	0.92
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	2.02	1.68	1.08	0.90

The Company does not consider the effect of its public warrants, and its private placement warrants in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date as they are out of the money. Deferred exchange shares are also not considered by the Company in the calculation of the basic and diluted earnings per share due to the expiration of the right to their receipt in respect of the entire number of 2,000,000 deferred exchange shares as of the reporting date.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

7.Revenue and other operating income

The following table summarizes revenue from contracts with customers for the three and six months ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
In-game purchases	184,483	206,672	89,894	114,438
Advertising	8,498	10,253	3,679	5,470
Licensing	—	9	—	3
Total	192,981	216,934	93,573	119,911

The following table sets forth revenue disaggregated based on geographical location of our paying users:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
US	58,607	73,801	28,606	40,392
Europe	61,732	68,932	29,883	38,502
Asia	34,313	42,722	16,601	23,243
Other	38,329	31,479	18,483	17,774
Total	192,981	216,934	93,573	119,911

93% of the Group’s total revenues for the six months ended June 30, 2026 was generated by Hero Wars game title (93% – for the six months ended June 30, 2025). Of our total revenues for the six months ended June 30, 2026 128,603 is revenue recognized over a period of time (147,046– for the six months ended June 30, 2025) and remaining revenue concerns revenue recognized at a point in time (Note 22). During the six months ended June 30, 2026 and 2025  no individual end customer accounted for more than 10% of our revenues.

The other operating income mainly consists of grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of 497 and 318 for the six months ended June 30, 2026 and 2025. Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them.

8.Game operation cost

Game operation cost consists of employee benefits expenses, technical support services and the depreciation and amortization of the relevant assets. The following table summarizes game operation cost for the three and six months ended June 30, 2026 and 2025.

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Employee benefits expenses	(14,022)	(14,601)	(6,772)	(7,335)
Technical support services	(13,678)	(11,165)	(7,453)	(5,835)
Depreciation and amortization	(646)	(2,094)	(336)	(1,051)
	(28,346)	(27,860)	(14,561)	(14,221)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

9.Selling and marketing expenses

The following table summarizes selling and marketing expenses for the three and six months ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Advertising costs	(67,055)	(91,460)	(31,622)	(50,900)
Employee benefits expenses	(2,058)	(2,747)	(1,002)	(1,394)
Depreciation and amortization	(70)	(358)	(54)	(209)
	(69,183)	(94,565)	(32,678)	(52,503)

10.General and administrative expenses

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Employee benefits expenses	(7,964)	(8,196)	(3,956)	(4,417)
Professional fees	(7,150)	(5,794)	(2,871)	(3,113)
Insurance liability expense	(102)	(165)	(47)	(60)
Other operating expenses	(2,779)	(1,795)	(1,694)	(1,024)
Depreciation and amortization	(313)	(820)	(169)	(402)
	(18,308)	(16,770)	(8,737)	(9,016)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

11.Finance income and finance expenses

The following table summarizes financial income and expenses for the three and six months ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest income under the effective interest method on:
- Debt securities - at amortised cost	696	587	341	312
- Debt securities - at FVOCI	37	34	19	18
- Loans receivable	17	26	7	11
- Bank deposits	100	251	44	69
Total interest income arising from financial assets	850	898	411	410
Dividend income:
- Equity securities at FVTPL	251	408	149	146
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	182	—	(373)
Net foreign exchange gain	—	1,613	—	1,019
Finance income ‑ other	251	2,203	149	792
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	(15)	—	15	—
Interest expense	(39)	(44)	(17)	(26)
Bank charges	(174)	(176)	(89)	(92)
Net foreign exchange loss	(2,496)	—	(1,004)	—
Finance expenses	(2,724)	(220)	(1,095)	(118)
Total	(1,623)	2,881	(535)	1,084

12.Taxation

For the six months ended June 30, 2026 and 2025 the Group recognized income tax expense in the amount of 3,348 and 2,920 respectively.

The applicable tax rate used for reconciliation of the effective tax rate below is 15%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands which have a zero-rated income tax regime.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5-year period), bringing the effective tax rate on eligible IP income down to 3%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit and, as a result, the effective tax rate on eligible IP income can be as low as 3%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 7 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at June 30, 2026, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Profit before income tax	40,696	33,811	21,610	18,221
Tax calculated at the applicable tax rate	(6,104)	(4,226)	(3,241)	(2,277)
Effect of different tax rates in other countries	(14)	(79)	(19)	(47)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(522)	(645)	(157)	(558)
Tax effect of deductions under special tax regimes	4,211	3,432	2,181	2,041
Tax effect of tax losses brought forward	993	337	443	151
Tax effect of not recognized deferred tax asset regarding the loss carryforward	(993)	(338)	(443)	(152)
Overseas tax in excess of credit claim used during the period	(911)	(1,401)	(428)	(754)
Underprovision of tax liability	(8)	—	(2)	—
Income tax expense	(3,348)	(2,920)	(1,666)	(1,596)

Income tax liability as at the balance sheet date is 4,227 (1,832: as at December 31, 2025) and includes an amount of 368 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

As of January 1, 2026, under the Cypriot law the tax losses may be carried forward for seven years (previously five years). Group companies may deduct losses against profits arising during the same tax year. As at June 30, 2026 the Group did not recognize a deferred tax asset of 31 resulting mainly from tax losses reported in 2025 but not surrendered under the tax group relief method. Tax losses for which no deferred tax asset was recognized mainly expire in 2026.

(d)Prepaid tax

As at June 30, 2026 and December 31, 2025 prepaid tax amount mainly relates to overpaid corporate income tax by Cubic Games Studio Ltd. On February 16, 2024, the tax examination of Nexters Global Ltd was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

13.Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option as at the December 31, 2025 was 0 with no changes as at June 30, 2026 for the asset and 15,002 for the liability as the value of such was fixed by the founder’s put option notice.

Pursuant to the terms of the agreement, in case that MX Capital did not achieve certain KPIs there would be a minimum value of 15,000 to be paid to shareholders of MX Capital. MX Capital did not achieve the KPIs and accordingly the value of the option is equal to the minimum value to be paid. The situation is the same in both years, resulting in no change to the value of the option.

The MX Capital group’s loss net of tax for the six months ended June 30, 2026 amounted to 2,202, GDEV Inc.’s share of this loss was 1,075, but it is not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

The MX Capital group’s profit net of tax for the period ended June 30, 2025 amounted to 301 GDEV Inc.’s share of this profit was 147, but it was not reflected in the consolidated statement of profit or loss, as the amount of unrecognized group losses for the previous periods prevail the amount of profits earned.

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This convertible loan was measured through FVTPL. As at December 31, 2025 and June 30, 2026 these liabilities amounted to 0.

During the third quarter of 2025 certain loans including part of the convertible loan of 1,300 granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 14 for details). The rest of the convertible loan in the amount of 8,100 was converted in 1,972 additional shares through the exercise of a conversion option on August 29, 2025, which led to an ownership interest in Castcrown Ltd of 57%. The fair value of this loan was 4,328. This resulted in a positive change in fair value before the conversion was made of 4,328. In connection with the exercise of the conversion option, the Company, Castcrown Ltd and Castcrown’s founder have entered into a new agreement superseding and replacing all prior arrangements and agreements between the parties and establishing new terms between the parties. The control over the day-to-day operations of Castcrown Ltd continues to be exercised by its founder.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Castcrown group’s loss net of tax for the period ended June 30, 2025 amounted to 5,742, GDEV Inc.’s share of this loss was 2,846, but it was not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

The Castcrown group’s profit net of tax for the six months ended June 30, 2026 amounted to 3,896. GDEV Inc.’s share of these profits was 2,221 during the six months ended June 30, 2026.  The losses of the Castcrown Ltd from prior periods that were not previously recognized in GDEV Inc.’s consolidated statement of profit or loss, due to the fact that the carrying amount of investment was 0, had been recognized during the year ended December 31, 2025 in full due to the conversion of the loan into Castcrown Ltd shares.

The investment in Castcrown as at June 30, 2026 amounted to 4,464, while it’s recoverable amount as at the same date was 9,912, with no further impairment being accrued.

Light Hour Games Ltd

In August 2025, GDEV Inc announced the acquisition of Light Hour Games Ltd, a privately held mobile studio based in Cyprus. Light Hour Games is a full-stack studio that builds and markets mobile casual games using AI-first workflows — enabling rapid iteration without compromising high-quality execution.

On August 4, 2025, the issued share capital of Light Hour Games Ltd was acquired by GDEV Investment, a company registered in Cyprus, for a cash consideration of $600,000. Further earn-out payments may increase the consideration depending on achievement of certain agreed metrics by Light Hour Games Ltd and contingent upon the continuous employment of its founders. The goodwill based on the acquisition amounted to 148.

LEVELAPP Ltd

On October 23, 2023, the Company entered into the share purchase agreement with Applife Limited to acquire 1 ordinary share for the consideration of 1 EUR. The seller has a right to repurchase the mentioned share for the same consideration provided all the outstanding amounts due are fully paid to the Company. During the year ended December 31, 2024 certain loans granted to Applife Limited for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 14 for details).

The total share of loss of equity-accounted associates related to Applife Limited amounted to 0 during each of the six months ended June 30, 2026 and 2025.

Carrying amounts of investments in equity accounted associates

The carrying amount of investments in our consolidated statement of financial position as at June 30, 2026 and December 31, 2025 being equal to 0 as at both dates, represents the initial values of the investment in MX Capital Ltd and Applife Limited less share of loss of the respective associate and impairment loss (where applicable).

The carrying amount of investment in Castcrown Ltd at June 30, 2026 was 4,464 and 2,243 as at December 31, 2025.

No additional impairment was charged during either of the six months ended June 30, 2026 and 2025 as the recoverable amount exceeds its book value as at both dates.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

14.Loans receivable

Loan provided to MX Capital Ltd.

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 which should have been available for drawing after February 1, 2023 and September 1, 2023, respectively, have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

Management has evaluated the remaining undrawn commitments under the loans to MX Capital Ltd and, given that the conditions of the remaining tranches were not expected to be met by the borrower, the respective traches have not been recognized because their fair value is nil.

Loans provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into a series of loan and convertible note agreements between 2022 and 2025. The convertible notes, amounted to 9,400 across multiple tranches, bearing interest at 7% p.a. The fair value of conversion feature amounted to 0 as at both December 31, 2024 and December 31, 2025. Additional amortized cost loans amounted to 6,199 were provided in 2024 at interest rates of 12–15% p.a.

The convertible loans are accounted at fair value through profit or loss as the criteria for “the contractual terms of the financial asset give rise to cash flows that are solely payments of principal, and interest on the principal amount outstanding” is not met as the interest rate on convertible bonds is lower than market rate because the holder of the bond gets the benefit of choosing to take redemption in the form of cash or shares. The contractual cash flows are therefore not solely payments of principal and interest on the principal amount outstanding.

The full amount of these loans was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38.

On July 31, 2025 the parties agreed that all outstanding loans as at the date of the agreement are to be restated to a single non-convertible secured loan of 7,836 at an interest of 10%. The aggregate principal amount is to be 10,224 which consist of: (i) the Restructured Loan, and (ii) the outstanding Principal Amounts together with Restated Accrued Interest. Interest on the Aggregate Principal Amount shall accrue at the rate of ten percent (10%) per annum, effective retrospectively from the date of disbursement of each respective loan with a maturity Date of July 31, 2029.

Loans provided to LEVELAPP Ltd.

On June 20, 2023, the Company entered into a loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the Guarantor, Applife Limited, and the Lender entered into the Deed of Shares Pledge and Assignment where 40% of all registered shares of Applife Limited were pledged.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to 678 was acquired on October 26, 2023, while 260 of the previously granted loan was repaid by the end of 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to 312 based on convertible loan agreement.

On June 7, 2024 the Group agreed to extend the repayment date of the convertible loan note to October 30, 2025. On September 6, 2024 the Group agreed to decrease the percentage of pledged shares number to 10% of the issued and outstanding shares of Applife Limited. On October 30, 2025 the Group agreed to postpone the maturity date to October 30, 2026.

The full amount of this tranche was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38

Carrying amount of Loans receivable

	2026	2025
Balance at January 1	1,490	226
New loans granted	94	1,171
Repayments of principal	(1,086)	(401)
Interest charged	17	22
(Write-off)/write-back of loans receivable	—	415
Foreign exchange (gain) / loss	(5)	57
Expected credit losses/change in fair value	—	4,328
Conversion of loan receivable into shares	—	(4,328)
Balance at June 30 / December 31	510	1,490

For the six months ended June 30, 2026 and 2025, no additional expected credit losses were recognized in relation to the loan receivable from MX Capital Ltd and LEVELAPP Ltd. For the six months ended June 30, 2026 and 2025 no change in fair value of loan receivable relates to the loan receivable to Castcrown Ltd.

The change in fair value on the loan receivable to Castcrown Ltd was estimated based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments.

The amount of ECL on the loan receivable to Castcrown Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount less part of the payments started to be repaid based on additional agreement and factual repayment schedule.

The amount of ECL on the loan receivable to MX Capital Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

15.Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2025	1,846	1,300
Additions	1,116	1,116
Depreciation	(881)	—
Interest expense	—	44
Payments	—	(386)
Derecognition of right-of-use assets/lease liabilities due to sale	(9)	(7)
Effect of foreign exchange rates	40	210
Balance at June 30, 2025	2,112	2,277

Lease liabilities - current		1,720
Lease liabilities - non-current		557

	Right-of-use assets	Lease liabilities
Balance at January 1, 2026	1,047	1,087
Additions	1,113	1,113
Loss on modification	172	172
Depreciation	(545)	—
Interest expense	—	39
Payments	—	(647)
Effect of foreign exchange rates	5	(27)
Balance at June 30, 2026	1,792	1,737

Lease liabilities - current		1,573
Lease liabilities - non-current		164

The amounts reflected in the item General and administrative expenses of the consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Expense relating to short-term and low-value leases	80	102	27	51
Interest expense on lease liabilities	39	44	22	26
	119	146	49	77

On March 14 and May 7, 2025, Cubic Games Studio Ltd entered into two lease agreements for office spaces in Limassol, Cyprus, beginning on March 17, 2025 and May 7, 2025, respectively, and running for two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities in either of the two leases.

On October 31, 2025 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease commenced on April 30, 2026 and runs for 3 years, with an option of renewal for another three years subject to a rental increase of 7%. The non-cancellable period for accounting purposes is assessed as being 2 years. In accordance with the lease agreement the annual lease shall be paid biannually in advance.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group initially measures the right-of-use asset at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Other than the office and car leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash outflow for leases	608	342	397	209
Cash outflow for short-term and low-value leases	80	102	27	51
Total cash outflow for leases	688	444	424	260

All lease obligations of Cypriot companies are denominated in €. The rate of 5% per annum was used as the incremental borrowing rate.

16.Trade receivables and other current assets

	June 30, 2026	December 31, 2025
Trade receivables	30,226	31,743
Deposits and prepayments	4,194	4,648
VAT refundable	8,061	7,079
Other receivables	89	53
Total	42,570	43,523

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 25 to these consolidated financial statements.

The amount of ECL balance in respect of trade and other receivables is 1,455 as at June 30, 2026 and 1,462 as at December 31, 2025.

17.Trade and other payables

	June 30, 2026	December 31, 2025
Trade payables	11,741	12,156
Accrued salaries, bonuses, vacation pay and related taxes	6,306	4,520
Dividends payable	4,020	4,020
Provision for indirect taxes	2,363	2,333
Accrued professional services	1,501	1,396
VAT payable	16	—
Indirect taxes payables	136	131
Other payables and advances received	1,659	582
Total	27,742	25,138

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group recognized a liability in respect of Cubic Games Studio Ltd and Nexters Global Ltd of 281 and 2,218, respectively, as at June 30, 2026 (as at December 31, 2025: 278 and 2,185) in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 25 to these consolidated financial statements.

18.Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 723 as at June 30, 2026 and 1,008 as at December 31, 2025. The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

19.Other investments

Other investments consist of the following:

	June 30, 2026	December 31, 2025
Other investments - current
3.875% US treasury bills - at amortised cost	5,162	—
0% US treasury bills - at amortised cost	12,891	15,440
0.75% US treasury bills - at amortised cost	19,957	24,815
iShares USD Treasury Bond 0-1yr UCITS ETF - at fair value through profit or loss	5,239	5,153
	43,249	45,408
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,243	3,341
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	12,963	13,074
iShares Treasury Bond 1-3yr Acc UCITS ETF	2,807	—
	19,013	16,415

Debt securities classified as fair value through other comprehensive income, denominated in EUR mature in 2032.

1-3 Month T-Bill ETF does not have a specific maturity date. It rolls over bonds to maintain exposure to the 20+ year segment of the relevant market.

20.Cash and cash equivalents

	June 30, 2026	December 31, 2025
Current accounts	72,409	54,839
Bank deposits	1,833	4,069
Fiduciary deposits	4,000	4,000
Cash and cash equivalents	78,242	62,908

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents has low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2026 and December 31, 2025.

Currency	June 30, 2026	December 31, 2025
United States Dollars	56,750	37,920
Euro	20,190	23,283
Russian Ruble	102	101
Armenian Dram	73	551
Kazakhstani Tenge	1,127	1,053
Total	78,242	62,908

21.Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders, Cubic Games Studio Ltd put option, exercise of share-based payments options and changes in fair value of other investments measured at FVOCI.

Share-based payments reserve

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 26 for further details.

Treasury share reserve

When shares are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Tender offer and at - the - market offering

On December 19, 2023 GDEV Inc announced the commencement of a tender offer by the Company to purchase for cash a minimum of 1,500,000 of its ordinary shares, of no par value per ordinary share (the “Minimum Tender Condition”), up to a maximum of 2,000,000 shares, at a purchase price of $20.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights expired on January 18, 2024.

In accordance with the terms and conditions of the tender offer referenced above, and based on the final results reported by the Depositary, the Company has accepted for purchase 1,655,426 shares through the tender offer at a price of $20.00 per share, for an aggregate cost of approximately 33,109, excluding fees relating to the tender offer in the amount of 58, which are considered to be insignificant.

The shares acquired pursuant to the tender offer were classified as treasury shares, remaining available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, on September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which the Company may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury (including the shares

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

acquired pursuant to the tender offer), through a designated Agent in an “at the market offering,” as defined in Rule 415(a)(4) promulgated under the Securities Act.

Since the ATM program duration is three years and there is a reasonable expectation that more shares will be issued, mentioned costs were deferred as a prepaid expense. These costs are classified as Deferred ATM Offering Costs included in the caption Deposits and prepayments of the Consolidated Statement of Financial Position as at December 31, 2025 until further issuance of shares occurs. At that point, such costs will be reclassified as a decrease of Additional Paid-In Capital in accordance with IAS 32.37.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these consolidated financial statements; refer to the consolidated statement of changes in equity.

Share capital

Share capital as at June 30, 2026 and December 31, 2025 consisted from the following:

	2025	2025
	Number of shares	US$

Ordinary shares of $0 each	18,150,489	—
	18,150,489	—

Issued and fully paid
Balance at January 1, 2025	18,111,016	—
Issue of shares resulting from options exercise	39,473	—
Balance at December 31, 2025	18,150,489	—

	2026	2026
	Number of shares	US$

Ordinary shares of $0 each	18,150,489	—
	18,150,489	—

Issued and fully paid
Balance at January 1, 2026	18,150,489	—
Balance at June 30, 2026	18,150,489	—

Special Dividend

On February 20, 2025 the Company’s Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share to the Company’s shareholders of record as of the close of business on March 3, 2025, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded on its Consolidated Statement of Financial Position as at December 31, 2024 commensurately. On March 11, 2025, the Company paid a dividend to various shareholders in the amount of 55,990, with an additional 4,020 remaining unpaid as at December 31, 2025 and June 30, 2026 due to legal constraints.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

22.Deferred revenue and deferred platform commission fees

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users. The performance obligations for both the virtual currency and the underlying virtual goods (comprising the right to use the virtual items and the maintenance of the digital game environment) have been assessed as highly interrelated and are therefore treated as a single performance obligation under IFRS 15. As a result, for the portion of unconverted currency expected to be used for durable items, revenue is recognized over the average playing period of paying users in our games beginning from the date of the virtual currency purchase. For the portion expected to be converted into consumable items, the unconverted virtual currency balance is included in the deferred revenue balance at the reporting date and recognized at a point in time upon the consumption of the virtual goods. At each period-end, we allocate the balance of unconverted virtual currency between consumable and durable items using the actual conversion mix observed during the reporting period.

The tables below summarize the change in deferred revenue and platform commission fees for the six months ended June 30, 2026 and 2025:

2025
Liabilities (Deferred Revenue)
January 1,2025	332,584

Deferred during the period	103,290
Released to profit or loss	(147,046)

June 30, 2025	288,828

Current portion	200,025
Non-current portion	88,803

Assets (Deferred platform commission fees)
January 1,2025	67,110

Deferred during the period	27,498
Released to profit or loss	(37,149)

June 30, 2025	57,459

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2026
Liabilities (Deferred Revenue)
January 1,2026	279,249

Deferred during the period	91,799
Released to profit or loss	(128,603)

June 30, 2026	242,445

Current portion	171,939
Non-current portion	70,506

Assets (Deferred platform commission fees)
January 1,2026	54,554

Deferred during the period	23,133
Released to profit or loss	(31,753)

June 30, 2026	45,934

The Company uses a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at both June 30, 2026 and December 31, 2025 player lifespan for Hero Wars averaged 27 and 29 months.  The estimated player lifespan in other Company games as at both June 30, 2026 and December 31, 2025 averaged 15 months.

The amount of revenue recognized at a point in time is 55,880 for the six months ended June 30, 2026 and 59,626 for the six months ended June 30, 2025. The amount of related platform commissions expenses recognized is 6,091 for the six months ended June 30, 2026 and 8,513 for the six months ended June 30, 2025.

As at June 30, 2026, unconverted virtual currency included in deferred revenue is 4,643, of which 3,768 was attributable to durable items and 874 to consumable items (December 31, 2025: 4,853 with 3,893 attributed to durable and 960 to consumable).

23.Related party transactions

As at June 30, 2026 the Company’s key shareholders are Andrey Fadeev owning 37% of the Company’s issued and outstanding shares and Dmitrii Bukhman and Igor Bukhman, each owning 20.54%. As at December 31, 2025 the Company’s key shareholders are Andrey Fadeev owning 21.97% of the Company’s issued and outstanding shares, Boris Gertsovsky owning 15.08%, and Dmitrii Bukhman and Igor Bukhman, each owning 20.54%.

The transactions and balances with related parties are as follows:

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(i)	Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Directors’ remuneration	656	709	478	477
-short-term employee benefits	356	409	178	177
-share-based payments	300	300	300	300
Other members of key management’s remuneration	557	655	277	320
-short-term employee benefits	484	491	240	237
-share-based payments	73	164	37	83
Total	1,213	1,364	755	797

(ii)	Licensing revenue

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Vistrex Limited	—	9	—	2
	—	9	—	2
(iii)	Other operating income

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income from recharging of services from GDEV Inc. to Castcrown Ltd	45	30	23	30
	45	30	23	30

(iv)	Interest income

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Castcrown Ltd	17	26	7	11
	17	26	7	11

(v)	Selling and marketing expense

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Advertising services from Castcrown to GameGears Ltd	—	18	—	—
	—	18	—	—

(vi)	Trade and other receivables

	June 30, 2026	December 31, 2025
Receivable from Vistrex Ltd in GameGears Ltd	—	1
Receivable from Vistrex Ltd in Winchange Ltd	7	7
Receivable from Castcrown Ltd in GDEV Inc.	49	48
	56	56

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(vii)	Loans receivable

	June 30, 2026	December 31, 2025
Loan to Castcrown Ltd - net (Note 14)	—	1,331
	—	1,331

The amount of ECL and change in fair value in respect of loans receivable from related parties is 35,776 as at June 30, 2026 and December 31, 2025.

24.List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership Interest	Ownership Interest
	June 30, 2026	December 31, 2025
Name	%	%
NHW Ltd	100	100
Nexters Global Ltd	100	100
Gamegears Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	100
Nexters Midasian FZ LLC	—	100
GDEV Finance Ltd	100	100
Nexters Lithuania UAB	100	100
GDEV Investments Ltd	100	100
Light Hour Games Ltd	100	100

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company’s principal activities are game development and publishing.

Gamegears Ltd (previously Dragon Machines Ltd and SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed to SGBOOST Limited on May 12, 2022, to Dragon Machines Ltd on July 18, 2023 and, most recently, to Gamegears Ltd on August 27, 2024. On December 10, 2024 the Company acquired Winchange Ltd, which was previously accounted for as a part of Castcrown Ltd’s Group as associate.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses four legal entities – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – each of which are incorporated in Cyprus. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd had an investment in another subsidiary entity, Britglow Ltd, which was also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company’s principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company’s principal activities are game development and support.

Nexters Studio Portugal, Unipessoal LDA

Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. The company’s principal activities are game support and consulting services. As at the date of these consolidated financial statements the company has ceased its operations and is dormant.

GDEV Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company’s principal activities are financial activities such as provision of loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As at the date of these financial statements the company is in the process of liquidation and is dormant.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As at the date of these financial statements the company has not yet started its active operations.

GDEV Investments Ltd (previously Tourish Limited)

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As at the date of these financial statements the company has not yet started its active operations. The company was renamed GDEV Investments Ltd on October 26, 2023.

Light Hour Games Ltd

Light Hour Games Ltd was acquired in Limassol, Cyprus on August 4, 2025. The registered office of the company is Anastasiou Sioukri 1, Themis court, 3105, Limassol, Cyprus. The company's principal activities are game development and support using AI-first

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

workflows.

25.Financial instruments - fair values and risk management

A.Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2026 and December 31, 2025.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash and cash equivalents, treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	June 30, 2026	December 31, 2025
Financial assets at amortized cost
Trade receivables	30,226	31,743
Cash	78,242	62,908
Loans receivable	510	1,490
Other investments - current	38,010	45,408
Total	146,988	141,549

	June 30, 2026	December 31, 2025
Financial assets measured at fair value
Other investments - current - fair value through profit or loss - Level 1	5,239	—
Other investments - non-current - fair value through other comprehensive income - Level 1	3,243	3,341
Other investments - non-current - fair value through profit or loss - Level 1	15,770	13,074
Total	24,252	16,415

Financial liabilities are as follows:

	June 30, 2026	December 31, 2025
Financial liabilities not measured at fair value
Trade and other payables	27,742	25,138
Total	27,742	25,138

	June 30, 2026	December 31, 2025
Financial liabilities measured at fair value
Share warrant obligations - Level 1	150	362
Total	150	362

B.Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at June 30, 2026 and December 31, 2025 the largest debtor of the Group constituted 25% and 25% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 55% and 57% of the Group’s Trade and other receivables respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2026	December 31, 2025
Loans receivables	510	1,490
Trade receivables	30,226	31,743
Cash	78,242	62,908
Other investments - current	43,249	45,408
Other investments - non-current	19,013	16,415

Expected credit loss assessment for corporate customers as at June 30, 2026 and December 31, 2025

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to associates. The ECL and change in fair value balance in respect of Loan receivables is 35,776 as at December 31, 2025 and as at June 30, 2026. See Note 14 for the description of the methods used to estimate them.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,462 as at December 31, 2025 and 1,455 as at June 30, 2026.

The following table provides information about the exposure to credit risk and ECL for trade receivables:

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
December 31, 2025	credit rating	loss rate	amount	allowance	Impaired
Low risk	Baa3 – A3	0.05%	33,203	(15)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			34,650	(1,462)

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
June 30, 2026	credit rating	loss rate	amount	allowance	Impaired
Low risk	Baa3 – A3	0.03%	30,643	(8)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			32,090	(1,455)

Specific ECL provision for the entire amount of certain accounts receivable was booked as at December 31, 2025 and June 30, 2026 even though their relevant external credit rating is associated with low credit risk. We did so on the basis of specific evaluation where the Company came to a view that notwithstanding the sufficient credit rating the receipt of these accounts receivable is not likely within the foreseeable future due to specific regulatory and commercial circumstances.

Cash and cash equivalents

The cash are held with financial institutions, which are rated BB- to A+ based on Fitch’s ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

December 31, 2025	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,087	1,136	228	618	290
Trade and other payables	25,138	25,138	25,138	—	—
	26,225	26,274	25,366	618	290

December 31, 2025	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	362	362	—	—	362
Put option liability	15,002	15,002	15,002	—	—
	15,364	15,364	15,002	—	362

June 30, 2026	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,737	1,812	251	1,120	441
Trade and other payables	27,742	27,742	27,742	—	—
	29,479	29,554	27,993	1,120	441

June 30, 2026	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	150	150	—	150	—
Put option liability	15,002	15,002	15,002	—	—
	15,152	15,152	15,002	150	—

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge, United Arab Emirates Dirham, British pound sterling, Japanese Yen and Hong Kong dollar. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts respectively.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s exposure to foreign currency risk was as follows:

			Armenian	Kazakhstani	United Arab	British
December 31, 2025	Euro	Russian Ruble	Dram	Tenge	Emirates dirham	pound sterling	Japanese yen	Hong Kong dollar
Assets
Loans receivable	156	—	1	—	—	—	—	—
Trade and other receivables	3,540	—	—	8	—	—	—	—
Cash	23,283	101	551	1,053	—	—	—	—
	26,979	101	552	1,061	—	—	—	—
Liabilities
Lease liabilities	(831)	—	(256)	—	—	—	—	—
Trade and other payables	(5,182)	—	(1,035)	(74)	—	(42)	(34)	—
	(6,013)	—	(1,291)	(74)	—	(42)	(34)	—
Net exposure	20,966	101	(739)	987	—	(42)	(34)	—

			Armenian	Kazakhstani	United Arab	British
June 30, 2026	Euro	Russian Ruble	Dram	Tenge	Emirates dirham	pound sterling	Japanese yen	Hong Kong dollar
Assets
Loans receivable	174	—	—	—	—	—	—	—
Trade and other receivables	7,354	—	12	5	—	—	—	1,777
Cash	20,190	102	73	1,127	—	—	—	—
	27,718	102	85	1,132	—	—	—	1,777
Liabilities
Lease liabilities	(1,460)	—	(276)	—	—	—	—	—
Trade and other payables	(6,805)	—	(1,649)	(174)	—	—	(95)	—
	(8,265)	—	(1,925)	(174)	—	—	(95)	—
Net exposure	19,453	102	(1,840)	958	—	—	(95)	1,777

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2025 and June 30, 2026 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of	Weakening of US$
December 31, 2025	US$ by 10%	by 10%
Euro	(2,097)	2,097
Russian Ruble	(10)	10
Armenian Dram	74	(74)
Kazakhstani Tenge	(99)	99
United Arab Emirates dirham	—	—
British pound sterling	4	(4)
Japanese yen	3	(3)
	(2,125)	2,125

	Strengthening of	Weakening of US$
June 30, 2026	US$ by 10%	by 10%
Euro	(1,945)	1,945
Russian Ruble	(10)	10
Armenian Dram	184	(184)
Kazakhstani Tenge	(96)	96
United Arab Emirates dirham	—	—
Hong Kong dollar	(178)	178
Japanese yen	10	(10)
	(2,035)	2,035

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

C.Measurement of fair values

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values, except for share warrant liability, which fair valuation was calculated based on Level 3 inputs as at opening balance of year 2025 and 2026.

	Share warrant	Put option
	obligation	liability
Balance at January 1, 2025	365	15,002
Net change in fair value	(100)	—
Balance at June 30, 2025	265	15,002

	Share warrant	Put option
	obligation	liability
Balance at January 1, 2026	362	15,002
Net change in fair value	(212)	—
Balance at June 30, 2026	150	15,002

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

As at both June 30, 2026 and 2025  there were no financial assets with fair value of Level 3.

26.Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

The Company granted a number of share options under the ESOP, including: Newly granted share options;

●	Share options, which represent modification of the outstanding options (see Modified complex options further below).

The common condition for both of these share option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Below is the descriptions of the options granted:

Type of options	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
ESOP options	November 2021, depending on the employee	201,947	*	2021-2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	22,074	*	2022-2026	Service condition
Total share options outstanding as at June 30, 2026		224,021		—	—
*	Options granted refer to GDEV Inc. shares (adjusted for reverse share split)

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the periods ended June 30, 2026 and 2025:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Class B complex vesting	6	18	3	9
Employee stock option plan	366	445	333	373
Total recorded expenses	372	463	336	382
therein recognized:
within General and administrative expenses	372	463	336	382

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In relation to the share-based payment expense for the six months ended June 30, 2026 and 2025  we recognized the increase in Other reserves of 372 and 463 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of six months ended June 30, 2026 and 2025:

	Employee	Class B complex
	stock option	vesting - related to
	plan	GDEV Inc shares
Outstanding at the beginning of the period 2026 (units)	178,228	22,074
Granted during the period (units)	23,719	—
Outstanding at June 30, 2026 (units)	201,947	22,074

	Employee	Class B complex
	stock option	vesting - related to
	plan	GDEV Inc shares
Outstanding at the beginning of the period 2025 (units)	187,323	36,789
Granted during the period (units)	15,663	—
Exercised during the period (units)	(6,933)	(14,715)
Outstanding at the end of the period June 30, 2025 (units)	196,053	22,074

Share options granted in 2021 (ESOP options)

The ESOP share options have only service conditions.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 78.6 to 87.1
Strike (exercise) price, US$	0 or 100 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at June 30, 2025 one of the Group’s directors exercised some of their ESOP option plan in total 6,933 options. On June 25, 2025 the directors were granted additional 15,663 shares under the ESOP option plan. During the year ended December 31, 2025 three directors exercised 24,758 options of their ESOP option plan in total.

On June 30, 2026 the directors were granted additional 23,719 shares under the ESOP option plan.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 130 complex options**	7,856.12
*-	applied to the result of fair value estimation.
**-	total FV of 130 complex options related to Nexters Global shares that in November of 2021 were modified into 441,461 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$0.00

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated, and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at June 30, 2025 one of the Group’s employees exercised one further additional tranche of 14,715.

As at June 30, 2026 there were no exercises.

27.Commitments and contingencies

Dispute with a contractual counterparty

The Company is currently involved in a dispute with one of its contractual counterparties, with each side having raised certain claims in relation to breaches of the relevant agreements, for which the counterparty has claimed a substantial amount of damages from the Company. As at the date of these financial statements, the effects and outcomes of this dispute cannot be reliably estimated, though the Company intends to rigorously defend its interest. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the information otherwise required to be disclosed pursuant to that accounting standard in relation to the dispute has been omitted on the grounds that it can be expected to prejudice seriously the position of the Company. Based on the assessment of the Company’s management, which relies, among other factors, on the discussions with its litigation counsel, no provision is required to be recorded in the financial statements at this stage.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Taxation

Although the Company generally is not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

The Company believes that these consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialized, however, the potential financial effects thereof cannot be presently reliably estimated.

28.Events after the reporting period

Sale of "Island Hoppers"

On August 13, 2026, the Group entered into a game asset purchase agreement with an unrelated party for the sale of the mobile game "Island Hoppers", together with all related intellectual property and game assets, for a total consideration of $5.0 million, of which $4.5 million was received upon execution and $0.5 million represents a deferred payment contingent on the satisfaction of a gross revenue condition and completion of the agreed migration obligations.

Island Hoppers contributed approximately 1% to the group’s bookings in the first half of 2026 and approximately 3% in the year ended December 31, 2025.

As a result of the transaction, deferred revenue related to Island Hoppers bookings, totaling $2.1 million as of June 30, 2026, will be recognized on an accelerated basis, providing a one-time uplift to reported revenue in the period of closing.